SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934*

METAVANTE TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

591407101
(CUSIP Number)

SCOTT A. ARENARE, ESQ.
WARBURG PINCUS LLC
466 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:
ANDREW R. BROWNSTEIN, ESQ.
IGOR KIRMAN, ESQ.
WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, NY 10019
(212) 403-1000

December 15, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on November 8, 2007, as previously amended (the “Schedule 13D”), and is being filed on behalf of WPM, L.P., a Delaware limited partnership (“WPM”), WPM GP, LLC, a Delaware limited liability company and the sole general partner of WPM (“WPM GP”), Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership and the sole member of WPM GP (“WP IX”), Warburg Pincus IX LLC, a New York limited liability company and the sole general partner of WP IX (“WP IX LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP IX LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP IX (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.01 per share, of Metavante Technologies, Inc. (the “Common Stock”), a Wisconsin corporation (“Metavante Technologies”).

          The Reporting Persons are filing this Amendment because WPM has purchased shares of the Common Stock of Metavante Technologies in connection with WPM’s purchase rights under an Amended and Restated Stock Purchase Right Agreement, dated as of August 21, 2008 (the “Amended and Restated Stock Purchase Right Agreement”), which was included as Exhibit 5 to Amendment No. 2 to Schedule 13D filed with the United States Securities and Exchange Commission on September 16, 2008 (“Amendment No. 2”) and is incorporated herein by reference. Unless set forth below, all previous Items are unchanged, and capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended by inserting the following at the end thereof:

          On December 15, 2008, pursuant to its rights under the Amended and Restated Stock Purchase Right Agreement, WPM purchased 2,620 shares of Common Stock for an aggregate purchase price of $26.20. WPM obtained its funds from a capital contribution from limited partners in WP IX.

Item 5. Interest in Securities of the Issuer

          Items 5(a), 5(b) and 5(c) are hereby amended by replacing them in their entirety with the following:

(a)      As of December 15, 2008, WPM is the direct beneficial owner of 29,779,553 shares of Common Stock (over which it exercises both voting and investment power), representing approximately 24.9% of the outstanding shares of Common Stock (based on Metavante Technologies having 119,674,602 shares of Common Stock outstanding as of November 6, 2008, as disclosed by Metavante Technologies in its last quarterly report on Form 10-Q filed on November 12, 2008). Due to their respective relationships with WPM and each other, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 29,779,553 shares of Common Stock. Each of WPM GP, WP IX, WP IX LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I to the Schedule 13D disclaims beneficial ownership of the shares of Common Stock in which WPM has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of the Schedule 13D is a beneficial owner of the Common Stock in which WPM has beneficial ownership.

(b)      See Item 5(a) above.

(c)      On December 15, 2008, WPM exercised its purchase right under the Amended and Restated Stock Purchase Right Agreement to acquire 2,620 shares of Common Stock for an average price of $.01 per share of Common Stock.

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated December 16, 2008

WPM, L.P.

By:      WPM GP, LLC, its general partner

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Managing Director and Secretary

WPM GP, LLC

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Managing Director and Secretary

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By: Warburg Pincus IX LLC, its general partner

By: Warburg Pincus Partners, LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Partner

WARBURG PINCUS IX, LLC

By: Warburg Pincus Partners, LLC, its general partner

By: Warburg Pincus & Co., its managing member

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Partner

WARBURG PINCUS & CO.

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Partner

WARBURG PINCUS PARTNERS, LLC

By:      Warburg Pincus & Co., its managing member

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Partner

WARBURG PINCUS LLC

By:        /s/ Scott A. Arenare
           Name: Scott A. Arenare
           Title:    Managing Director

CHARLES R. KAYE

By:        /s/ Scott A. Arenare
           Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:        /s/ Scott A. Arenare
           Scott A. Arenare, Attorney-in-fact**

* Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

** Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.